FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a–16 or 15d–16 of
the Securities Exchange Act of 1934
Commission file number 001-14264

For the month of March 2006

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F.
Form 20–F ☑     Form 40–F ☐
Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–______

Interim Report First Quarter 2006

Pfeiffer Vacuum Overview

		Q1 2006	Q1 2005	Change

Results
Total sales	K €	43,662	37,588	16.2%
Germany	K €	11,827	9,535	24.0%
Other countries	K €	31,835	28,053	13.5%
Operating profit	K €	10,540	8,152	29.3%
Net income	K €	6,407	4,928	30.0%
Return on sales	%	14.7	13.1	—
Operating cash flow	K €	5,247	3,202	63.9%
Capital expenditures	K €	487	612	(20.4)%
Earnings per share	K €	0.74	0.57	29.8%

Workforce
Workforce		687	691	(0.6)%
Germany		507	508	(0.2)%
Other countries		180	183	(1.6)%
Sales per employee	K €	64	54	18.5%

		March 31, 2006	December 31, 2005	Change

Balance sheet
Total assets	K €	146,458	138,824	5.5%
Cash and cash equivalents	K €	66,187	61,651	7.4%
Number of shares issued		8,790,600	8,790,600	—
Shareholders’ equity	K €	118,979	112,631	5.6%
Equity ratio	%	81.2	81.1	—

Troughout this interim report, all percentages are caculated based on amounts in thousands €.

Pfeiffer Vacuum Share Performance
The shares of Pfeiffer Vacuum Technology AG have been traded in New York since July 16, 1996, and in Frankfurt since April 15, 1998.

•	Deutsche Börse, Prime Standard, Frankfurt	Trading Symbol: PFV
•	International Securities Identification Number:	ISIN DE0006916604
•	Reuters Symbol:	PV.DE
•	New York Stock Exchange (NYSE), New York	Trading Symbol: PV
•	International Securities Identification Number:	ISIN US7170671025
•	Number of shares issued:	8,790,600 (including 100,076 treasury stock)
•	Free-float as of March 31, 2006:	100%
•	Market capitalization as of March 31, 2006:	€ 485.2 million
On the stock exchange in Frankfurt, Pfeiffer Vacuum share performance virtually paralleled the positive TecDAX develeopment in the first three months of 2006. While the TecDAX advanced by 21.0% from 601 to 727 points, Pfeiffer Vacuum shares increased by 18.0%. On January 2, 2006, the shares opened at € 46.76 and closed on March 31, 2006, at € 55.20. This marked the period’s high, too. The low for the period was recorded on January 17, 2006 with € 44.45.
The prices of Pfeiffer Vacuum ADRs on the NYSE, which are traded in U.S. dollars, reflect changes in the share price and changes in the exchange rate parity between the euro and the U.S. dollar over the course of the year 2006. The ADRs opened on January 3, 2006, at a price of US$ 54.82 and closed on march 31, 2006, at US$ 66.50. On the NYSE, too, this marked the first quarter’s high. The ADRs’ low for the period was US$ 53.81 on January 17, 2006.
As one of the highest dividend issuers in the TecDAX, Pfeiffer Vacuum distributed a dividend to its shareholders for the seventh year in a row in 2005 (€ 0.90 per share for fiscal year 2004). Management Board and Supervisory Board will propose a dividend of € 1.35 per share (+50.0%) for the the fiscal year 2005 at the forthcoming shareholders meeting on May 31, 2006.

The Pfeiffer Vacuum Group’s Business and Position
During the first quarter of 2006, Pfeiffer Vacuum succeeded once more in significantly increasing both, sales and operating profit in the Company’s core line of business. Our net income was € 6.4 million as of end of March 2006, up 30.0% over prior year.
Overall Economic Environment and Industry Situation
The general slowdown in the pace of growth in the world economy was roughly parallel to 2005 level. Structural problems in many industrialized nations coupled with rising interest rates and increasing energy prices reduced growth potential overall.
The competitive situation in the vacuum industry, coupled with the heightened competitive pressure in the vacuum market get worse in 2006. Due to enhancements and new developments of our products we were able to hold our technological leading, resulting in an increase of our business in the first quarter of 2006.
Business
Our business operations include the development, manufacture, sale and service of vacuum pumps, vacuum measurement, components and analysis equipment and instruments, as well as vacuum systems.
Sales
Presented below are net sales by segment, by region and by product for the periods ended March 31, 2006 and 2005. It should be noted with respect to net sales by segment that the sales shown in this presentation were allocated on the basis of the location that invoiced the sales. The segment-based presentation thus shows net sales by subsidiaries. Net sales by region, on the other hand, include all sales in a given region, regardless of which subsidiary within the Pfeiffer Vacuum Group actually invoiced the sales. Net sales by segment and by region can thus differ from one another to a greater or lesser extent. Net sales in the Asian segment, for example, differ from those shown for the Asian region, as the Asian segment includes only the sales of our two Asian subsidiaries in India and Korea. The presentation for the Asian region, on the other hand, additionally includes sales generated directly with Asian customers by the German company. In net sales by segment, the sales of the German company generated through direct shipments to agents and/or customers outside Germany are significantly higher than German sales by region. Net sales in the U.S.A. region and the U.S.A. segment, on the other hand, are nearly identical, because virtually all sales in this region are handled by our American subsidiary.

The Pfeiffer Vacuum Group’s Business and Position
Sales by Segment (Companies)
Our subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically. Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).”
Sales by Segment

	Three Months Ended
	March 31,
In K €	2006	2005

Net sales
Germany	19,209	15,882
Europe (excluding Germany)	12,549	13,264
United States	10,869	7,715
Asia	1,035	727

Total	43,662	37,588

In the first quarter of 2006 our total net sales increased significantly from € 37.6 million by € 6.1 million or 16.2% to € 43.7 million.
Analysis of these numbers shows that we were able to increase sales in most of our segments. In Germany, our sales increased from € 15.9 million by € 3.3 million or 20.9% to € 19.2 million. In the U. S. segment we recorded a sales increase by € 3.2 million (40.9%) to € 10.9 million. This increase was enforced by approximately € 0.9 million foreign exchange gains due to the strengthened U.S. dollar against the Euro. The sales increase of our subsidiaries in Asia accounted for 42.4%. Only in the segment Europe (excluding Germany) we recorded a sales decrease by 5.4%. This decrease was primarily attributable to a big order in vacuum systems in the prior year.
Germany thus continued to be the segment that accounted for the highest share of total sales, 44.0% (42.3% in the first quarter of 2005). Rigorous efforts aimed at winning new customers and expanding business with existing customers and new products enabled us to go against the general economic trend in growing sales.

The Pfeiffer Vacuum Group’s Business and Position
Sales by Region
To provide additional information, the Company is also presenting sales by region in the following table. It includes all sales in a given region, regardless of which company in the Pfeiffer Vacuum Group actually generated these sales.
Sales by Region

	Three Months Ended
	March 31,
In K €	2006	2005

Net sales
Germany	11,827	9,535
Europe (excluding Germany)	12,735	13,881
United States	10,743	7,665
Asia	8,158	6,125
Rest of World	199	382

Total	43,662	37,588

This table, too, shows that we were able to increase our sales in the regions Germany, the United States and Asia. Accounting for 29.2% of total sales, Europe (excluding Germany) continues to be the Company’s largest market.
Sales by Product
Sales by Product

	Three Months Ended
	March 31,
In K €	2006	2005

Net sales
Turbopumps	19,653	14,503
Measurement/analysis equipment, components	12,013	10,464
Service	5,855	5,467
Backing pumps	5,510	5,041
Systems	631	2,113

Total	43,662	37,588

The table above shows the overriding importance of turbopumps to Pfeiffer Vacuum. During the first three months of 2006, this product line generated total sales of € 19.7 million, representing an increase of € 5.2 million, or 35.5%, over the prior year. Turbopumps generated 45.0% of our total sales.

The Pfeiffer Vacuum Group’s Business and Position
Sales in vacuum instruments and components also developed positively, rising by € 1.5 million, or 14.8%, to € 12.0 million as per the end of March 2006. Additionally our service sales increased by 7.1% and sales in backing pumps rose by 9.3%. On the other hand, there was a decline by € 1.5 million in net sales of vacuum systems. In the first quarter of 2005 we delivered in the segment Europe a major order for a coating system. In 2006 we did not have adequate sales in this product group.
Order Intake and Order Backlog
Our order intake increased from € 41.4 million in the first three months of 2005 by € 3.7 million to € 45.1 million in 2006. New orders in our core product, turbopumps, advanced by € 1.4 million responding 37.8% of the total increase. In addition, new orders for our backing pumps increased by € 0.5 million, or 9.1%, from € 5.5 million to € 6.0 million. Service orders increased sligthly from € 5.8 million in 2005 to € 5.9 million, while new orders in connection with systems likewise grow moderately by € 0.1 million. The book-to-bill ratio, the quotient of new orders and sales, thus stood at 103% on March 31, 2006.
Our order backlog increased by € 0.8 million, from € 30.1 million at March 31, 2005 to € 30.9 million at March 31, 2006. This 2.7% increase was predominantly attributable to the higher level of orders on hand for turbopumps, which rose by € 0.7 million from € 16.5 million to € 17.2 million. Order backlog in systems advanced by € 0.3 million to € 3.3 million, orders on hand in vacuum components and instruments which accounted for € 3.5 million were flat to the prior year amounts. Order backlog in service declined sligthly by € 0.1 million.
Contracts are only recorded as orders when they are based upon binding contracts. The value of orders on hand should not be used to predict future sales and order volumes.
Cost of Sales and Gross Profit
Our total cost of sales increased from € 20.1 million in the three month period 2005 to € 21.6 million in 2006. This increase by € 1.5 million is primarily due to our significantly raised sales. As a result of the product mix and the economies of scale, we could improve our gross profit from € 17.5 million in 2005 to € 22.1 million in 2006. Our gross margin (gross profit as percentage of sales) enhanced from 46.6% in 2005 to 50.5% in 2006.
Permanent cost management in the production aligned with keeping our commodity prices for e.g. cast iron, stainless steel and aluminum at a virtually constant level, enables us to leverage our cost of sales.

The Pfeiffer Vacuum Group’s Business and Position
Selling and Marketing Expenses
Selling and marketing expenses totaled € 6.0 million as of March 31, 2006, as opposed to € 4.6 million for the corresponding period the year before. Our selling and marketing expenses increased by € 1.4 million as a result of various marketing measures. Our goal is to expand our market share and to withdraw the competitive price pressure. Relative to sales, the ratio increased from 12.1% in the first quarter of 2005 to 13.7 % in 2006.
General and Administrative Expenses
In the first three months of 2006, our general and administrative expenses amounted to € 3.9 million and increased from € 3.0 million in the comparable prior year’s period. This increase by € 0.9 million is partly due to expenses related to the adoption of SOA 404 at end of the fiscal year 2006 and additional personnel cost. Relative to sales, the ratio increased from 8.0% to 8.9%.
Research and Development Expenses
Research and development expenses decreased sligthly from € 1.8 million in the three month period 2005 to € 1.7 million in 2006. As percentage of sales our research and development expenses declined from 4.7% to 3.8%, due to the significantly increased sales.
We will maintain the percentage of expenses allocated for research and development at a high level. We are dependent upon maintaining our technological edge in designing and manufacturing vacuum pumps, and invest in order to be able to continue to sustain our position on the world market, to expand our market shares and to open up new markets. All expenditures for research and development are expensed as they are incurred.
Operating Profit
During the first three months of 2006, our operating profit rose sharply from € 8.2 million to € 10.5 million, representing growth of € 2.3 million or 29.3%. The ratio between operating profit and sales, totaled 24.1% in the first quarter of 2006 compared to 21.7% in the first quarter of 2005.

The Pfeiffer Vacuum Group’s Business and Position
Financial Income
Financial income comprises interest expense, interest income and exchange rate gains or losses. At March 31, 2006, our interest income offset by the interest expense amounted to € 0.3 million as opposed to € 0.2 million in the prior year’s period. Our foreign exchange gain in the first quarter of 2005 amounting to € 0.4 million turned to a loss in 2006 of € 0.3 million, primarily due to the stengthened U.S. dollar against the Euro.
Income Taxes
Our income tax rate totaled 39.0% in the three month period ended March 31, 2006 and 39.9% in 2005.
Income from Continuing and Discontinued Operations and Net Income
In fiscal year 2005 we recorded losses from discontinued operations (see Note 5 “Discontinued operations” to our Notes to the Interim Financial Statements). These discontinued operations resulted in the first quarter of 2005 in a loss of € 0.3 million; the net income of 2006 was not burdend with any expenses due to these discontinued operations. Additionally, we do not expect any charges in future periods.
Income from continuing operations totaled € 6.4 million at March 31, 2006 and € 5.3 million at March 31, 2005. This represents an improvement of € 1.1 million, or 21.6%, over March 2005.
Net income increased 30.0% from € 4.9 million in 2005 to € 6.4 million in 2006.
Financial Position
The financial position of the Pfeiffer Vacuum Group continues to be characterized by cash and cash equivalents on the assets side of the balance sheet and by shareholders’ equity on the opposite side. Our balance sheet total on March 31, 2006, increased by € 7.6 million or 5.5%, in comparison with December 31, 2005. On the liability side of the balance sheet, this increase was especially attributable to the € 6.3 million, or 5.6%, rise in shareholders’ equity. Our equity ratio stood at 81.2%, representing a further improvement from its high level of 81.1% in 2005. Our shareholders’ equity continues to enable us to finance our investments and operations without having to resort to bank debt.

The Pfeiffer Vacuum Group’s Business and Position
On the asset side, the increase in the balance sheet total was predominantly attributable to the € 4.5 million increase in cash and cash equivalents to € 66.2 million, as well as the € 2.1 million increase in our inventories. The cash flow statement shows the development of liquid assets.
Cash Flow
Further on, we are able to generate required cash from operating activities to financing our day-to-day business and investment projects.
Cash flow from operating activities totaled € 5.2 million for the first three months of 2006 and represents an increase of € 2.0 million from the € 3.2 million total for the comparable period in 2005. The increase of our inventories led to cash usage of approximately € 2.2 million, offset by an increase in trade payables of approximately € 0.6 million (cash provided). In the first quarter of 2006 we paid income tax liabilities and received income tax claims. Our trade accounts receivable as of March 31, 2006 increased by approximately € 0.6 million, primarily due to higher net sales. Additionally, the increase in net income from continuing operations had a positive effect of approximately € 1.1 million at the cash flow provided by operating activities.
Net cash used by investing activities totaled € 0.5 million for the first three months of the year 2006 compared to € 3.6 million for 2005. In the first quarter of 2005 we purchased investment securities amounting to € 3.0 million.
Workforce
As of March 31, 2006, the Company employed a workforce of 687 people, 507 of them in Germany and 180 in other countries.
Workforce

	Germany		Other Countries
	March 31,
	2006	2005	2006	2005

Manufacturing	271	276	53	58
Research and Development	75	79	—	—
Sales and Marketing	103	98	98	96
Administration	58	55	29	29

Total	507	508	180	183

Workforce decreased sligthly by 0.6 % as compared to March 31, 2005.
After 19 employees as of March 31, 2005 no employees were engaged in discontinued operations on March 31, 2006.

The Pfeiffer Vacuum Group’s Business and Position
Risk Report
During the first three months of the 2006 fiscal year, there were no changes in the risks as described in our Annual Report (Geschäftsbericht) and our Annual Report on Form 20-F for the year ended December 31, 2005. Both reports are available on our homepage at www.pfeiffer-vacuum.net.
Major Events in Fiscal 2006
Since the beginning of the 2006 fiscal year, there have not been any significant changes in the Company’s position or the industry environment.
Outlook
The forecast for the world economic growth in 2006 is still very low. We estimate that sales growth in the vacuum industry in 2006 will be the same as in the past fiscal year. Given our orders on hand and rising customer demand, we anticipate that our sales will grow faster than the market in 2006.
Nevertheless, we cannot exclude negative impacts – due to the US dollar exchange rate or significant increases in commodity prices – in the next few months.
Overall, we assume that along with constantly growing sales our profitability will remain in line with the last years or slightly improve.

Interim Financial Statements
Consolidated Statements of Income (unaudited)

	Three months ended March 31,
In K €	2006	2005

Net sales	43,662	37,588
Cost of sales	(21,599)	(20,091)
Gross profit	22,063	17,497

Selling and marketing expenses	(5,994)	(4,554)
General and administrative expenses	(3,868)	(3,015)
Research and development expenses	(1,661)	(1,776)
Operating profit	10,540	8,152

Interest expense	(72)	(8)
Interest income	381	176
Foreign exchange (loss) gain	(273)	445
Income from continuing operations before income taxes and minority interests	10,576	8,765

Income taxes	(4,124)	(3,494)
Minority interests	(45)	—

Income from continuing operations, net of tax	6,407	5,271

Loss from discontinued operations, net of tax	—	(343)

Net income	6,407	4,928

Earnings per ordinary share and ADR (in €)
From continuing operations, basic	0.74	0.61
From discontinued operations, basic	—	(0.04)

Total, basic	0.74	0.57

From continuing operations, diluted	0.73	0.61
From discontinued operations, diluted	—	(0.04)

Total, diluted	0.73	0.57

See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Balance Sheets (unaudited)

	March 31,	December 31,
In K €	2006	2005

Assets
Cash and cash equivalents	66,187	61,651
Trade accounts receivable	23,124	22,481
Other accounts receivable	2,069	1,259
Inventories	15,874	13,747
Investment securities	3,000	3,000
Prepaid expenses	1,019	872
Deferred tax assets	993	1,124
Other current assets	105	334

Total current assets	112,371	104,468

Intangible assets	509	487
Property, plant and equipment	22,092	22,394
Investment securities	6,000	6,000
Deferred tax assets	4,548	4,563
Other assets	938	912

Total non-current assets	34,087	34,356

Total assets	146,458	138,824

Liabilities and shareholders’ equity
Trade accounts payable	3,825	3,184
Other payables	3,382	2,659
Accrued liabilities	9,732	9,640
Income tax liabilities	3,414	3,938
Customer deposits	1,180	1,375

Total current liabilities	21,533	20,796

Convertible bonds	461	461
Accrued pension	4,882	4,382
Minority interests	603	554

Total non-current liabilities	5,946	5,397

Shareholders’ equity
Share capital (13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at March 31, 2006 and at December 31, 2005)	22,504	22,504
Additional paid-in capital	2,937	2,821
Retained earnings	100,590	94,183
Accumulated other comprehensive loss	(4,614)	(4,439)
Treasury stock, at cost (100,076 ordinary shares)	(2,438)	(2,438)

Total shareholders’ equity	118,979	112,631

Total liabilities and shareholders’ equity	146,458	138,824

See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Shareholders’ Equity (unaudited)

				Accumulated Other
				Comprehensive Income/Loss
		Additional		Minimum	Cumulative	Unrealized		Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	Treasury	shareholders’
In K €	capital	capital	earnings	liability	adjustment	on hedges	stock	equity

Balance at January 1, 2004	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Dividends paid			(6,083)					(6,083)
Net income			11,626					11,626
Components of other comprehensive income - net of tax of € 294 -				(100)	(765)	(360)		(1,225)

Total comprehensive income								10,401

Balance at December 31, 2004	22,504	2,821	79,256	(164)	(2,814)	190	(2,438)	99,355

Dividends paid			(7,821)					(7,821)
Net income			22,748					22,748
Components of other comprehensive income - net of tax of € 2,429 -				(3,592)	2,327	(386)		(1,651)

Total comprehensive income								21,097

Balance at December 31, 2005	22,504	2,821	94,183	(3,756)	(487)	(196)	(2,438)	112,631

Compensation expenses convertible bonds		116						116
Net income			6,407					6,407
Components of other comprehensive income - net of tax of € (130) -				—	(387)	212		(175)

Total comprehensive income								6,232

Balance at March 31, 2005	22,504	2,937	100,590	(3,756)	(874)	16	(2,438)	118,979

See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Cash Flows (unaudited)

	Three months ended March 31,
In K €	2006	2005

Cash flow from operating activities:
Income from continuing operations	6,407	5,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	761	748
Gain on disposal of fixed assets	(8)	(22)
Change in deferred taxes	12	5
Provision for doubtful accounts	11	90
Non-cash compensation expense (convertible bonds)	116	—
Other-non cash income and expenses	45	—
Changes in net cash from discontinued operations	—	(690)
Effects of changes in operating assets and liabilities:
Inventories	(2,174)	(22)
Receivables and other assets	(1,527)	38
Accrued pension liabilities	519	252
Accrued liabilities, including income tax liabilities	(412)	(3,161)
Payables, other liabilities	1,497	693
Net cash provided by operating activities	5,247	3,202

Cash flow from investing activities:
Proceeds from disposals of fixed assets	8	26
Proceeds from disposals of discontinued operations	—	20
Capital expenditures from continuing operations	(487)	(612)
Purchase of investment securities	—	(3,000)
Net cash used in investing activities	(479)	(3,566)

Effects of foreign exchange rate changes on cash and cash equivalents	(232)	664

Net increase in cash and cash equivalents	4,536	300

Cash and cash equivalents at beginning of period	61,651	44,986

Cash and cash equivalents at end of period	66,187	45,286

Non-cash transactions:
Repayments of convertible bonds and employee loans	—	(26)

See accompanying notes to the interim financial statements.

Notes to the Interim Financial Statements (unaudited)
1. The Company and Basis of Presentation
Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at its production facility in Asslar, Germany, include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations as well as customized vacuum systems, vacuum components and instruments.
Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries as well as independent marketing agents. Moreover, there are service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.
The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG and its subsidiaries (“the Company” or “Pfeiffer Vacuum”) have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG Annual Report (Geschäftsbericht) and the Annual Report on Form 20-F for the year ended December 31, 2005, both available at the Company’s homepage (www.pfeiffer-vacuum.net).
Pfeiffer Vacuum presents its Consolidated Financial Statements in euros (€).
2. Summary of Significant Accounting Policies
Consolidation Principles
All companies which Pfeiffer Vacuum Technology AG directly or indirectly controls are consolidated. The Company is considered to control an entity if it either directly or indirectly holds a majority of the voting rights and can therefore exercise a controlling influence.
All material intercompany gains and losses, receivables, liabilities, revenues and expenses are eliminated as part of the consolidation process.

Notes to the Interim Financial Statements (unaudited)
Use of Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.
Components of Operating Expenses
Cost of sales include all expenses that are related to the sold product or service in a direct or indirect manner, for example, material consumption (including inbound freight charges), production related wages and salaries, purchasing and receiving costs, inspection costs, warehousing costs and certain service costs. Inventory excess and obsolescence charges are also recorded in cost of sales as well as warranty related expenses. Selling and marketing expenses mainly include wages and salaries, costs for marketing and advertising and costs related to trade fairs and conventions as well as other merchandising costs (including catalogs, brochures, etc.). General and administrative expenses predominantly include wages and salaries, allowance for doubtful accounts, audit and other general consulting fees and other costs that relate to the Company as a whole.
Reclassifications
Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current year financial statements.
Foreign Currency Translation
The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss).

Notes to the Interim Financial Statements (unaudited)
3. New U.S. Legislation and Accounting Rules
As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation – specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (“SEC”) – also apply to Pfeiffer Vacuum.
4. Stock-based Compensation – Adoption of SFAS 123R
In order to allow its employees to participate in the future growth and development of Pfeiffer Vacuum Technology AG and its subsidiaries, the Company established a convertible bond arrangement also known as the employee participation program implemented on July 7, 2002 and running through 2007.
The purpose of this employee participation program is to provide compensation and motivate the management and some key employees by providing them with an opportunity to share in the Company’s stock price development.
In prior years, when stock option plans were not allowed under German law, the use of convertible bonds was common practice among German public companies. Pfeiffer Vacuum’s employee participation program utilizes convertible bonds in lieu of stock options. Under this program, the Company provides an employee a loan to purchase a Company-issued convertible bond. The loan and the nominal value of the convertible bond are equal to each other (and to what would be the exercise price in the case of a stock option), and the interest rate on the loan is equal to the interest rate on the convertible bond. Accordingly, there is no out-of-pocket cost to the Company or to the employee for either the loan or the convertible bond (as in the case of a stock option). The employee may then exercise her/his right to convert the bond to Company stock (equivalent to the exercise of a stock option) by repaying the loan to the Company for the nominal value of the convertible bond (which is equal to what would be the exercise price in the case of a stock option).
Within the scope of this employee participation program, on July 7, 2002, the Company issued 4,600 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and certain salaried employees of the Company in Germany and other countries.
The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of Pfeiffer Vacuum. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share.

Notes to the Interim Financial Statements (unaudited)
There were 180,000 option shares, relating to the convertible bonds for the 2002 issue outstanding at March 31, 2006. Fair value at the date of grant was € 10.35 per ordinary share option. Each holder of convertible bonds could convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders’ Meeting in 2004, up to 60% following the Annual Shareholders’ Meeting in 2005 and can convert up to 100% following the Annual Shareholders’ Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.
The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2007, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other non-current assets in the balance sheet and are repayable upon conversion of the bonds or if the bonds are called by the Company upon termination of employment.
There is a right of setoff for both, principal and interest between the loan and the bond. Employee loans granted under this program amounted to € 313,600 as of March 31, 2006.
Should the conversion right be exercised, interest on the converted convertible bonds shall cease to accrue at the day on which said conversion right was exercised. The shares of stock stemming from exercise of conversion rights shall participate in earnings from the beginning of the fiscal year in which said shares of stock were created through exercise of the conversion rights.
As of March 31, 2006, employees had forfeited 1,000 of these convertible bonds having an aggregate principal value of € 128,000 and repaid the corresponding employee loans. The Company did not recognize any compensation expense for the stock-based compensation awards in the years 2005, 2004 and 2003.
The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions being used for grants issued in 2002. The risk-free interest rate was 4.5%; expected term 4 years; expected dividend yield of 1%; and expected volatility 30%. Expected volitility was based on historical volitility. The risk-free rate is based on the average interest rate of German government bonds. Expected term represents the period of time that options are expected to be outstanding.

Notes to the Interim Financial Statements (unaudited)
A summary of option shares related to the convertible bonds of the 2002 issue is as follows:
Shares Related to the Convertible Bonds

		Weighted Average
	Number of Shares	Exercise Price
	Outstanding	€ per Share

Convertible shares outstanding January 1, 2005	190,000	42.86
Granted	—	—
Exercised	—	—
Forfeited	(10,000)	42.86
Convertible shares outstanding December 31, 2005	180,000	42.86
Granted	—	—
Exercised	—	—
Forfeited	—	—
Convertible shares outstanding March 31, 2006	180,000	42.86

108,000 option shares of this program were exercisable at March 31, 2006, 72,000 option shares are non-vested. In December 2004 the FASB issued SFAS 123 (revised 2004), “Share-Based Payments”) (“SFAS 123R”). At January 1, 2006, the Company adopted SFAS 123R, using the modified-prospective transition method. Pfeiffer Vacuum has a fixed plan (under the convertible debt arrangement) with the number of shares fixed at 230,000 and the exercise price fixed at € 42.86. The exercise price was greater than the quoted market price of the stock as it was based on 110% of the ten day average traded stock prior to the grant date plus € 2.56 (€ 128 face value of each bond divided by 50 shares).
All participants were employees within the consolidated Pfeiffer Vacuum Group as defined under common law. There have been no program modifications to date. In fact, despite partial vesting, no one has exercised options to date. There were € 232,876 of total unrecognized compensation costs. These costs are expected to be recognized in the first six months of the fiscal year 2006, as the four year vesting period ends in June 2006. Under the assumption, that there will be no forfeitures through the end of vesting period, the Company recorded in the first quarter of 2006 compensation expenses amounting to € 116.438. In its cash flow statements these expenses are disclosed in a separate line.
Under German tax law, expense related to share-based payment arrangements or specifically expense related to the intrinsic value of an instrument on a specified date is not tax deductible. Consequently, there were no deferred taxes recorded as part of SFAS 123R adoption.

Notes to the Interim Financial Statements (unaudited)
5. Discontinued Operations
In spring 2005, the Management Board committed to a plan to dispose of the DVD business, having obtained Supervisory Board approval as required in order to terminate this sideline activity. Beginning in 2005, the DVD business as part of the segment Germany is reflected as a discontinued operation. All prior period statements have been restated accordingly.
Gains and losses of discontinued operations were as follows:
Gains and Losses

	Three months ended
	March 31,
In K €	2006	2005

Loss from operations of DVD business before income tax benefit	—	(552)
Income tax benefit	—	209

Net total loss from discontinued operations	—	(343)

The Company expects no future expenses due to these discontinued operations.
On March 31, 2006 and December 31, 2005 no assets or liabilities from discontinued operations were existent.
6. Inventories
Inventories consist of the following:
Inventories

	March 31,	December 31,
In K €	2006	2005

Raw materials	5,275	5,441
Work-in-process	5,365	3,989
Finished products	8,788	7,773
Reserves	(3,554)	(3,456)

Total inventories	15,874	13,747

The Company’s positive order situation connected with a high plant utilization led to increased inventories in work-in-process as well as in finished products. Inventories are stated at the lower of cost or market.

Notes to the Interim Financial Statements (unaudited)
7. Investment Securities
The Company holds investment securities amounting to € 9.0 million, which will be held until final maturity and are consequently valued at carrying cost of acquisition. Compared to December 31, 2005, there were no changes in the first quarter of 2006.
8. Earnings per Ordinary and Diluted Share and ADR
The following table sets forth the computation of basic and diluted earnings per share and ADR from continuing operations:
Earnings per Ordinary and Diluted Share and ADR

	Three months ended
	March 31,
	2006	2005

Numerator:
Net income from continuing operations (in thousands €)	6,407	5,271

Denominator:
Denominator for basic earnings per share — weighted-average shares	8,690,524	8,690,524

Effect of dilutive securities:
Convertible bonds	31,352	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,721,876	8,690,524

Earnings per share and ADR from continuing operations (in €)
Basic	0.74	0.61
Diluted	0.73	(0.04)

9. Pension Benefits and Similar Obligations
Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans. Plan assets for the German Pension Plans are held in the Pfeiffer Vacuum Trust e. V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30 % in equities and 70 % in fixed-income securities and cash.

Notes to the Interim Financial Statements (unaudited)
Pension expense for all plans included the following components:
Pension Expense for All Plans

	Three months ended
	March 31,
In K €	2006	2005

Service cost	295	251
Interest cost	557	550
Expected return on assets	(473)	(544)
Amortization of
unrecognized net actuarial (gains) losses	149	38
unrecognized prior service cost	17	18
unrecognized net obligation	6	6
Net pension cost	551	319

The increase in pension expense is predominantly due to lower expected returns on assets and higher amortization for actuarial losses. Both factors are caused by the decreased interest rate level in fiscal 2005.
10. Warranty
Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.
Warranty provisions developed as follows:
Warranty Provisions

	Three months ended
	March 31,
In K €	2006	2005

Balance at beginning of period	2,887	2,897
Warranties issued during the period	349	244
Utilization of accruals	(217)	(109)
Balance at end of period	3,019	3,032

11. Segment Information
The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically.

Notes to the Interim Financial Statements (unaudited)
Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).” The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax.
Information concerning the Company’s continuing operations by geographic locations is summarized as follows:
Continuing Operations by Geographic Locations

	Three months ended
	March 31,
In K €	2006	2005

Net Sales
Germany
Unaffiliated	19,209	15,882
Intercompany	16,468	13,538

	35,677	29,420
Europe (excluding Germany)	12,555	13,299
United States	10,823	7,718
Asia	1,283	886
	60,338	51,323
Intercompany eliminations	(16,676)	(13,735)

Total net sales	43,662	37,588

Net Cost of Sales
Germany	(19,399)	(16,844)
Europe (excluding Germany)	(9,572)	(10,641)
United States	(8,558)	(5,942)
Asia	(754)	(498)
	(38,283)	(33,925)
Intercompany eliminations	16,684	13,834

Total cost of sales	(21,599)	(20,091)

Operating profit
Germany	8,622	6,685
Europe (excluding Germany)	1,096	904
United States	608	316
Asia	206	148
	10,532	8,053
Intercompany eliminations	8	99

Total operating profit	10,540	8,152

Notes to the Interim Financial Statements (unaudited)
12. Income Tax Expense
Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.
The Company’s effective tax rate of its continuing operations was 39.0 % for the first three months of 2006 and 39.9 % for the first three months of 2005.
The tax rate used for calculation of the income tax benefit from discontinued operations was 37.9 % in the three month period ended March 31, 2005.

Additional Information
Financial Calendar 2006
•	Annual Shareholders Meeting Wednesday, May 31, 2006

•	2nd Quarter 2006 (1st Half Year) Results Thursday, August 3, 2006

•	3rd Quarter 2006 (9-Months) Results Tuesday, November 7, 2006
Contacts
Investor Relations
Gudrun Geissler
Berliner Strasse 43
35614 Asslar
Germany
Phone:     +49 (0) 6441 802-314
Fax:         +49 (0) 6441 802-365
Gudrun.Geissler@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net
Public Relations
Sabine Trylat
Berliner Strasse 43
35614 Asslar
Germany
Phone:     +49 (0) 6441 802-169
Fax:         +49 (0) 6441 802-883
Presse@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
May 2, 2006
PFEIFFER VACUUM TECHNOLOGY AG
By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer
By: /s/ Manfred Bender

Manfred Bender
Chief Financial Officer